Exhibit 99.20

Deutsche Balaton Biotech AG / DELPHI Unternehmensberatung AG: Biofrontera voluntary public tender offer fully accepted with multiple oversubscription

The voluntary public tender offer by Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung AG (hereinafter jointly referred to as “Bidders”) for up to 500,000 shares of Biofrontera AG for a consideration of EUR 8.00 per Biofrontera share in cash was accepted in full.

The aforementioned voluntary public tender offer was accepted until the expiry of the acceptance period on 19 July 2019 for a total of 3,736,838 shares, which is why shareholders who submitted Biofrontera shares to the tender offer will receive an allocation pro rata.

Upon completion of the transaction, the share of the Bidders and the persons acting jointly with the Bidders in the share capital and voting rights of Biofrontera AG will increase to approximately 29.7%.

The Bidders and the persons acting jointly with the Bidders are looking forward to continue to critically accompany Biofrontera AG as reliable and stable anchor shareholders in the future and to pay particular attention to ensuring that no questionable transactions are concluded with major and anchor shareholders or that no capital measures are carried out excluding the majority of Biofrontera’s shareholders.